Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Form of Proxy - Annual Meeting of Fortis Inc. to be held on 6 May 2021 01OLAD Fold Fold CONTROL NUMBER This Form of Proxy is solicited by and on behalf of the management of Fortis Inc. (“Management”) To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. Notes to proxy Proxies submitted must be received by 10:30 a.m., Newfoundland Time, on 4 May 2021. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. • You can attend the meeting virtually by visiting the URL provided on the back of this proxy. 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically To Virtually Attend the Meeting Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6 C1234567890 XXX 000001 123 CPUQC01.E.INT/000001/i1234 Holder Account Number Security Class 123456789012345 1-866-732-VOTE (8683) Toll Free

MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

I/We being holder(s) of Fortis Inc. ("Fortis"), hereby appoint:
David G. Hutchens of Tucson, Arizona, or failing him, James R. Reid of Toronto, Ontario, or failing him, Jocelyn H. Perry, of Conception Bay South, Newfoundland and Labrador (each a "Management Nominee")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above and your appointee intends on attending online YOU MUST go to https://www.computershare.com/FTSQ and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder(s) in accordance with the following direction(s) (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting (the "Meeting") of Fortis to be held online at https://web.lumiagm.com/493956876 on 6 May 2021 at the hour of 10:30 a.m. (Newfoundland time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. **Election of Directors** - To elect the directors proposed in the Management Information Circular.

	For	Withhold		For	Withhold		For	Withhold
01. Tracey C. Ball	☐	☐	02. Pierre J. Blouin	☐	☐	03. Paul J. Bonavia	☐	☐
04. Lawrence T. Borgard	☐	☐	05. Maura J. Clark	☐	☐	06. Margarita K. Dilley	☐	☐
07. Julie A. Dobson	☐	☐	08. Lisa L. Durocher	☐	☐	09. Douglas J. Haughey	☐	☐
10. David G. Hutchens	☐	☐	11. Gianna M. Manes	☐	☐	12. Jo Mark Zurel	☐	☐

Fold

	For	Withhold
2. Appointment of auditors and authorization of directors to fix the auditors' remuneration as described in the Management Information Circular.	☐	☐

	For	Against
3. Approval of the Advisory and Non-Binding Resolution on the Approach to Executive Compensation as described in the Management Information Circular.	☐	☐

Fold

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report – Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

F T S Q 3 1 1 3 7 8 X X X X A R 2 999999999999

01OLBF